SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70

Company Registry (NIRE): 29.300.006.939

Publicly Held Company

MATERIAL FACT

Braskem S.A. (“we” or the “Company”) (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK) hereby informs that we will not be able to file our Form 20-F for the year ended December 31, 2017 (the “2017 20-F”) on or prior to May 16, 2019.  No further extensions may be granted pursuant to Section 802.01E of the New York Stock Exchange (“NYSE”) Listed Company Manual. The NYSE has suspended the trading of our American depositary shares (“ADSs”) and will initiate delisting procedures, which is subject to appeal in accordance with the rules and procedures of the NYSE.

The Company has already filed its consolidated financial statements for the fiscal years 2017 and 2018 with CVM – Comissão de Valores Mobiliários, the Brazilian Securities Market Regulator, and remains in compliance with its rules. Additionally, the Company has undertaken significant efforts and deployed significant resources, working to complete additional procedures and analyses on our internal processes and controls. The Board of Directors and senior management will continue to dedicate significant efforts and resources and are working towards filing the 2017 20-F and our annual report on Form 20-F for the year ended December 31, 2018 as expeditiously as possible, in order to resume trading of the Company’s ADS on the NYSE.

We also expect that our ADSs will be available as soon as possible for trading in the over-the-counter market (“OTC”) in the United States. We will provide the ticker under which our ADSs will trade on the OTC as soon as it is available.

During the suspension period, in accordance with our ADS program, ADS holders may request the depositary bank, The Bank of New York Mellon, to cancel their ADSs and to provide the underlying preferred shares, which are traded on the B3, in a ratio of one ADS to two preferred shares class A.

Below are the contact details for our ADS depositary bank, The Bank of New York Mellon. ADS holders may discuss this matter further with the people listed below. In addition, our investor relations team is also available to assist.

The Bank of New York Mellon

ADR Brazil Team

Tel: +55 11 3050.8381

Email: adrbrazilteam@bnymellon.com

Braskem S.A. Investor Relations Team

Rosana Avolio

Tel: +55 (11) 3576-9531/ Alternative phone: +55 (11) 3576-9266

Email: braskem-ri@braskem.com.br

São Paulo, May 13, 2019

Pedro van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.